FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2019

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAABy R SOTAMAACHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 12 March 2019

EXHIBIT INDEX

EXHIBIT NUMBER
   EXHIBIT DESCRIPTION
99
                 Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	13 February 2019	entitled	‘Director/PDMR Shareholding’
Exhibit	99.2	Stock Exchange announcement dated	14 February 2019	entitled	‘Director/PDMR Shareholding’

Exhibit 99.1:

RNS Number : 9374P
Unilever PLC
13 February 2019

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£41.745	3
e)	Aggregated information - Volume - Total	3 £125.24
f)	Date of the transaction	2019-02-08
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 0726Q
Unilever PLC
14 February 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Blanchard elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Blanchard received 13,545 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Blanchard received 7,652 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4205.5p	13,545
		4205.5p	7,652
e)	Aggregated information - Volume - Total	21,197 £891,439.84
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Engel elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,724 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Engel elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 1,922 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.00p	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2016 GSIPconditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Jope elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 5,851 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2016 MCIPconditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Mr Jope received 4,492 PLC ADRs after using a performance factor of 132% and including dividend reinvestment.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$54.00	4,492
e)	Aggregated information - Volume - Total	4,492 $242,568.00
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Kruythoff elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 5,432 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.00p	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Ms Nair received 6,638 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 128% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Nair received 2,351 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 128% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4205.5p	6,638
		4205.5p	2,351
e)	Aggregated information - Volume - Total	8,989 £378,032.40
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Foods and Refreshment (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Paranjpe elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 7,086 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.00p	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Mr Pitkethly received 24,766 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment and after 21,963 were withheld to meet tax liabilities

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Pitkethly received 3,772 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment and after 3,346 were withheld to meet tax liabilities.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4205.5p	24,766
		4205.5p	3,772
e)	Aggregated information - Volume - Total	28,538 £1,200,165.59
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President, North America and Global Head of Customer Development (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2016 GSIPconditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Ms Sourry-Knox elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,681 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	0
e)	Aggregated information - Volume - Total	0 $0.00
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary ( a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Ms Sotamaa elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,724 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Sotamaa received 5,024 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.00p	0
		4205.5p	5,024
e)	Aggregated information - Volume - Total	5,024 £211,284.32
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2016 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).

Mr Weed elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Weed received 13,545Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2015 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Weed received 9,948 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 132% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4205.5p	13,545
		4205.5p	9,948
e)	Aggregated information - Volume - Total	23,493 £987,998.12
f)	Date of the transaction	2019-02-11
g)	Place of the transaction	London Stock Exchange - XLON